                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
                            AND AMENDMENTS THERETO
                        FIELD PURSUANT TO RULE 13d-2(b)


                               (Amendment No. 1)

                          United Natural Foods, Inc.
                          --------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  911163 10 3
                                  -----------
                                (CUSIP Number)
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                                 SCHEDULE 13G

CUSIP No. 911163 10 3                              Page 2 of 7
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1.   Name of Reporting Persons
     I.R.S. Identification Number of Above Persons (Entities only)

     Norman A. Cloutier


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2.   Check the Appropriate Box if a Member of a Group - Not Applicable

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     United States of America

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Number of Shares Beneficially Owned By Each Reporting Person With:

5.   Sole Voting Power

     3,423,788 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options. Also includes 31,938 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan. Mr. Cloutier has voting control over these shares.)

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6.   Shared Voting Power

     0 Shares
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CUSIP No.  911163 10 3                             Page 3 of 7
           -----------

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7.   Sole Dispositive Power

     3,391,850 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.)

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8.   Shared Dispositive Power

     0 Shares
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,423,788 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options. Also includes 31,938 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan.)

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
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11.  Percent of Class Represented by Amount in Row 9

     19.7%
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12.  Type of Reporting Person

     IN
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CUSIP No.      911163 10 3                         Page 4 of 7
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                                 SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

United Natural Foods, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

260 Lake Road
Dayville, Connecticut 06241


Item 2(a).  Name of Person Filing:
----------------------------------

Norman A. Cloutier


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o United Natural Foods, Inc.
260 Lake Road
Dayville, Connecticut 06241

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share


Item 2(e).  CUSIP Number:
-------------------------

911163 10 3
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CUSIP No. 911163 10 3                                   Page 5 of 7
          -----------

Item 3.  Identity of person filing pursuant to Rules 13d-1(b) or 13d-2(b):
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Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     3,423,788 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options. Also includes 31,938 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan.)

     (b) Percent of Class:

     19.7%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                3,423,788 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options. Also includes 31,938 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan. Mr. Cloutier has voting control over these shares.);

          (ii)  shared power to vote or to direct the vote:

                0 Shares;

          (iii) sole power to dispose or to direct the disposition of:

                3,391,850 shares (Includes 189,759 shares issuable within 60 days of December 31, 1997 upon the exercise of vested stock options.);

          (iv)  shared power to dispose or to direct the disposition of:

                0 Shares.
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CUSIP No. 911163 10 3                              Page 6 of 7
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Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
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Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
--------------------------------------------------------------------------------
Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable
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CUSIP No. 911163 10 3                              Page 7 of 7
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1998
                                         ----------------------------
                                         Date

                                         /s/ Norman A. Cloutier
                                         ----------------------------
                                         Norman A. Cloutier